
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

February 5, 2008

Mr. Lloyd V. Delano
Chief Accounting Officer
The Meridian Resource Corporation
1401 Enclave Parkway, Suite 300
Houston, TX 77077

> **Re:** **The Meridian Resource Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2006**
> **Filed March 15, 2007**
> **Response Letter Dated January 31, 2008**
> **File No. 1-10671**

Dear Mr. Delano:

We have reviewed your response and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for Fiscal Year Ended December 31, 2006

Management's Discussion and Analysis of Financial Condition and Results of Operations

Operations Overview, page 22

1. We note your response to our prior comments in your letter dated January 31, 2008 regarding the cost of nitrogen injection in enhanced recovery activities. As there appears to be diversity in practice regarding the accounting treatment for such costs, please expand your disclosures to address the following:

   - Indicate that diversity in practice exists within the oil and gas industry in the accounting for the cost of injected materials and related activities.

- Indicate that others within your industry, including those that follow the full cost method of accounting for oil and gas activities, may account for these costs differently.

- Expand your disclosures to explain in detail why you believe the cost of injected nitrogen to initially pressurize the reservoir should be capitalized.

Critical Accounting Policies and Estimates

Full Cost Ceiling Test, page 35

2. Please note that we continue to consider your response to our prior comments regarding your interpretation of SAB Topic 12:D.3.c and we may have further comment.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Kevin Stertzel at (202) 551-3723 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3683 with any other questions.

Sincerely,

Jill S. Davis
Branch Chief